Filed pursuant to Rule 433
Registration No. 333-150603
March 11, 2010

PRICING TERM SHEET

Underwriting Agreement dated March 11, 2010

Issuer:	Columbus Southern Power Company
Designation:	Floating Rate Notes, Series A, due 2012
Principal Amount:	$150,000,000
Maturity:	March 16, 2012
Interest:
Floating rate based on the three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement dated March 11, 2010) plus 0.40%; reset quarterly, and payable quarterly on March 16, June 16, September 16 and December 16, commencing June 16, 2010

Public Offering Price:	100% of the principal amount thereof
Redemption Terms:	The Floating Rate Notes are not redeemable.
Minimum Denomination:	$1,000
Underwriter:	Barclays Capital Inc.
Transaction Date:	March 11, 2010
Settlement Date:	March 16, 2010 (T+3)
Day Count Convention:	Actual/360, modified following business day, adjusted for period end dates
CUSIP:	199575AX9
Ratings:	A3 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services A- by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847.